                                   FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549



                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

               For the period 20 August 1998 to 4 December 1998

                  TELECOM CORPORATION OF NEW ZEALAND LIMITED

--------------------------------------------------------------------------------

                (Translation of registrant's name into English)



     Telecom Networks House, North Tower, 66-68 Jervois Quay, Wellington,
                                  New Zealand

--------------------------------------------------------------------------------

                   (Address of principal executive offices)


             The registrant will file annual reports on Form 20-F


                              (File No. 1-10798)


                            -----------------------

                                   CONTENTS



This report on Form 6-K contains the following:

1.      Half Year Result to 30 September 1998
        -------------------------------------

1.1     Condensed Financial Statements
1.2     Management Commentary
1.3     Media Release dated 17 November 1998

2.      Miscellaneous Media Releases
        ----------------------------

2.1 Southern Cross Cable Network awards Alcatel/Fujitsu US$800 million supply - dated 6 October 1998
2.2    Telecom changes balance date - dated 6 November 1998


                     -------------------------------------

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                      TELECOM CORPORATION OF NEW ZEALAND LIMITED


                                       By: /s/ M R Gillespie
                                           -------------------------------------
                                                          Malcolm Ross Gillespie
                                                          Company Secretary



                                           Dated: 4 December 1998

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

For the six months ended 30 September (Unaudited)

                                                               Year ended         Six months ended
                                                                31 March            30 September
                                                               ----------   -----------------------------
(Dollars in millions, except per share amounts)         Notes     1998        1997       1998       1998
----------------------------------------------------------------------------------------------------------

                                                                  NZ$         NZ$        NZ$        US$
                                                               --------     ------------------------------
Operating revenues
  Local service                                                   856.6        426.9      429.0      215.1
  National calls                                                  594.3        302.6      280.2      140.5
  International                                                   495.9        251.5      234.8      117.7
  Interconnection                                                  71.1         32.0       42.3       21.2
  Cellular and other mobile services                              424.1        197.6      227.6      114.1
  Enhanced network services                                       366.2        179.5      200.5      100.5
  Other operating revenues                                        589.8        275.6      280.5      140.6
                                                                -------      -----------------------------
                                                                3,398.0      1,665.7    1,694.9      849.7
                                                                -------      -----------------------------
Operating expenses
  Net personnel costs                                             382.5        191.9      185.6       93.0
  Depreciation                                                    564.0        278.9      277.3      139.0
  Cost of sales                                                   515.2        246.4      285.8      143.3
  Maintenance                                                     171.0         95.3       84.3       42.3
  Other operating expenses                                        387.8        189.4      177.6       89.0
  Abnormal costs                                        2          37.3            -          -          -
                                                               --------     ------------------------------
                                                                2,057.8      1,001.9    1,010.6      506.6
                                                               --------     ------------------------------

Surplus from continuing operations                              1,340.2        663.8      684.3      343.1

Investment income                                                  28.5         11.8       28.5       14.3
Interest expense                                                 (157.1)       (74.9)     (88.7)     (44.5)
                                                               --------     ------------------------------

Surplus from continuing operations before income tax            1,211.6        600.7      624.1      312.9

Income tax                                                       (396.2)      (194.6)    (202.1)    (101.3)
                                                               --------     ------------------------------

Surplus from continuing operations after income tax               815.4        406.1      422.0      211.6

Discontinued operations:                                3

  Write back of provision for loss on disposal of
  Pacific Star Group                                               30.0            -          -          -
                                                               --------     ------------------------------

Surplus after income tax                                          845.4        406.1      422.0      211.6

Minority interests in profits of subsidiaries                      (0.3)           -       (0.9)      (0.5)
Share of profits of associate company
  after income tax                                                  0.1          0.1          -          -
                                                               --------     ------------------------------
Net surplus                                                       845.2        406.2      421.1      211.1

Distribution of capital note coupons after income tax             (24.9)        (7.4)     (24.8)     (12.4)
                                                               --------     ------------------------------

Net earnings attributable to shareholders                         820.3        398.8      396.3      198.7
                                                               ========     ==============================


Earnings per share from continuing operations                  $  0.443     $  0.220   $  0.226   $  0.113
                                                               ========     ==============================

Net earnings per share                                         $  0.459     $  0.220   $  0.226   $  0.113
                                                               ========     ==============================

Weighted average number of ordinary
 shares outstanding (in millions)                               1,786.3      1,811.6    1,752.0    1,752.0
                                                               ========     ==============================

  The accompanying notes form part of and are to be read in conjunction with these financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 September (Unaudited)

                                                                   31 March           30 September
                                                                   ---------   --------------------------
(Dollars in millions)                                       notes     1998       1997     1998     1998
---------------------------------------------------------------------------------------------------------
                                                                       NZ$        NZ$      NZ$      US$
                                                                   ---------   --------------------------
ASSETS
Current assets:
Cash                                                                    11.6       19.8     27.3     13.7
Short-term investments                                                 429.9       99.1    605.6    303.6
Accounts receivable, net of allowance
      for doubtful accounts                                            486.9      438.0    473.8    237.5
Unbilled rentals and tolls                                             166.6      132.9    135.3     67.8
Inventories                                                             45.0       63.6     46.6     23.4
Prepaid income tax                                                      17.5          -     17.7      8.9
Prepaid expenses and other                                              76.0       86.4     37.6     18.8
                                                                   ---------   --------------------------
Total current assets                                                 1,233.5      839.8  1,343.9    673.7
Future tax benefit                                                      22.6        0.8        -        -
Investments                                                             63.2       60.5     78.8     39.5
Other assets                                                    7       51.4       34.9     63.5     31.8
Fixed assets                                                         3,793.3    3,760.2  3,700.8  1,855.2
                                                                   ---------   --------------------------
Total assets                                                         5,164.0    4,696.2  5,187.0  2,600.2
                                                                   =========   ==========================

LIABILITIES AND CAPITAL FUNDS
Current liabilities:
Debt due within one year                                               746.3      589.8  1,012.5    507.6
Amounts payable for share repurchases                                      -       22.8        -        -
Trade accounts payable                                                 397.5      286.7    395.7    198.4
Taxation payable                                                           -        5.4        -        -
Accrued personnel costs                                                 85.9       78.5     78.7     39.4
Rentals billed in advance                                               51.7       54.0     59.1     29.6
Accrued interest                                                        68.7       52.0     59.6     29.9
Other accrued expenses                                                 162.8      129.1    104.5     52.3
Restructuring provision - current                               4       34.2       31.9     24.1     12.1
Year 2000 provision - current                                   4       55.0       48.2     47.6     23.9
Net liabilities of discontinued operations                                 -       27.5        -        -
Provision for dividend                                          6      228.6      212.8    227.1    113.8
                                                                   ---------   --------------------------
Total current liabilities                                            1,830.7    1,538.7  2,008.9  1,007.0
Deferred taxation                                                          -          -     18.2      9.1
Restructuring provision - non-current                           4       13.9       36.4     15.3      7.7
Year 2000 provision - non-current                               4       17.1       34.0      2.0      1.0
Long-term debt                                                       1,292.1    1,381.8  1,137.8    570.4
                                                                   ---------   --------------------------
Total liabilities                                                    3,153.8    2,990.9  3,182.2  1,595.2
                                                                   ---------   --------------------------
Commitments and contingent liabilities                        8, 9
Capital funds:                                                  5
Shareholders' funds                                                  1,062.7    1,262.4  1,057.3    530.0
Capital notes                                                          941.0      436.4    941.7    472.1
Minority interests                                                       6.5        6.5      5.8      2.9
                                                                   ---------   --------------------------
Total capital funds                                                  2,010.2    1,705.3  2,004.8  1,005.0
                                                                   ---------   --------------------------
Total liabilities and capital funds                                  5,164.0    4,696.2  5,187.0  2,600.2
                                                                   =========   ==========================

  The accompanying notes form part of and are to be read in conjunction with these financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 September (Unaudited)

                                                                     Year ended         Six months ended
                                                                      31 March            30 September
                                                                    ----------   ----------------------------
(Dollars in millions)                                                   1998         1997      1998     1998
-------------------------------------------------------------------------------------------------------------
                                                                         NZ$          NZ$       NZ$      US$
                                                                     ----------   ---------------------------
Cash flows from operating activities
Cash was provided from/(applied to):
  Cash received from customers                                         3,285.4     1,656.7   1,733.5    869.0
  Interest income                                                         22.9         9.3      26.0     13.0
  Payments to suppliers and employees                                 (1,273.3)     (699.1)   (702.7)  (352.3)
  Redundancy, restructuring and Year 2000 payments                       (60.1)      (23.4)    (32.2)   (16.1)
  Income tax paid                                                       (288.7)      (96.4)   (102.0)   (51.1)
  Interest paid on debt                                                 (149.2)      (72.1)   (103.2)   (51.8)
                                                                    ----------   ----------------------------
Net cash flows from operating activities                               1,537.0       775.0     819.4    410.7
                                                                    ----------   ----------------------------

Cash flows from investing activities
Cash was provided from/(applied to):
  Sale of fixed assets                                                    11.0         5.9       8.5      4.3
  Purchase of investments, net                                          (469.5)     (114.7)   (203.4)  (102.0)
  Purchase of fixed assets                                              (558.7)     (245.2)   (225.8)  (113.2)
  Capitalised interest paid                                              (14.4)       (7.7)     (4.6)    (2.3)
  Redemption of notes receivable                                          46.2           -         -        -
                                                                    ----------   ----------------------------
Net cash flows used in investing activities                             (985.4)     (361.7)   (425.3)  (213.2)
                                                                    ----------   ----------------------------

Cash flows from financing activities
Cash was provided from/(applied to):
  Proceeds from long-term debt                                           269.0       262.6       6.3      3.2
  Repayment of long-term debt                                           (191.2)     (168.8)   (151.4)   (75.9)
  Proceeds from short-term debt, net                                     102.3        49.1     256.1    128.4
  Capital contributed                                                      1.7         0.4       0.8      0.4
  Dividend paid to minority interest                                         -           -      (0.3)    (0.2)
  Dividends paid                                                        (841.0)     (431.3)   (454.9)  (228.0)
  Share repurchase                                                      (808.2)     (545.4)        -        -
  Proceeds from issue of capital notes, net                              940.5       436.2         -        -
  Capital note coupons paid                                              (26.2)       (9.4)    (35.0)   (17.5)
                                                                    ----------   ----------------------------
Net cash flows used in financing activities                             (553.1)     (406.6)   (378.4)  (189.6)
                                                                    ----------   ----------------------------
Net cash flow                                                             (1.5)        6.7      15.7      7.9
Opening cash position (including bank overdrafts)                         13.1        13.1      11.6      5.8
                                                                    ----------   ----------------------------
Closing cash position (including bank overdrafts)                         11.6        19.8      27.3     13.7
                                                                    ==========   ============================

 ..........................SUPPLEMENTARY CASH FLOW DATA..........................

Reconciliation of net earnings attributable to shareholders to net cash flows from operating activities

Net earnings attributable to shareholders                                820.3       398.8     396.3    198.7
Adjustments to reconcile net earnings to cash
flows from operating activities:
  Depreciation                                                           564.0       278.9     277.3    139.0
  Bad and doubtful accounts                                               34.2        15.2      13.2      6.6
  Deferred income tax                                                     (2.1)       23.0      40.8     20.5
  Minority interests                                                       0.3           -       0.9      0.5
  Share of profits of associate company                                   (0.1)       (0.1)        -        -
  Distribution of capital note coupons                                    24.9         7.4      24.8     12.4
  Other                                                                    6.0         0.9       1.3      0.7
  Discontinued operations                                                (30.0)          -         -        -

Changes in assets and liabilities net of effects of
non-cash and investing and financing activities:
  Decrease/(increase) in accounts receivable and related items          (107.9)      (13.4)     70.1     35.1
  (Increase)/decrease in inventories                                      20.1         2.0      (4.9)    (2.5)
  Increase in current taxation                                           105.5        75.1      59.4     29.7
  Decrease in restructuring provision                                    (39.5)      (19.3)     (8.7)    (4.4)
  Decrease in Year 2000 provision                                        (13.8)       (3.7)    (22.5)   (11.3)
  (Decrease)/increase in accounts payable and related items              155.1        10.2     (28.6)   (14.3)
                                                                    -----------------------------------------
Net cash flows from operating activities                               1,537.0       775.0     819.4    410.7
                                                                    =========================================

 .............................................................................................................

  The accompanying notes form part of and are to be read in conjunction with these financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                    CONSOLIDATED STATEMENT OF MOVEMENTS IN
                                 CAPITAL FUNDS

For the six months ended 30 September (Unaudited)


                                                             Year ended          Six months ended
                                                              31 March              30 September
                                                             ----------    -----------------------------
(Dollars in millions)                                notes      1998         1997      1998      1998
--------------------------------------------------------------------------------------------------------
                                                                 NZ$          NZ$       NZ$       US$
                                                             ----------    -----------------------------
Capital funds at the beginning of the period                    1,642.6     1,642.6    2,010.2   1,007.7
Net earnings attributable to shareholders                         820.3       398.8      396.3     198.7
Net foreign currency and minority interests movement                5.1         4.7        0.2       0.1
                                                             ----------    -----------------------------
                                                                2,468.0     2,046.1    2,406.7   1,206.5

Dividends                                              6         (859.4)     (425.4)    (454.5)   (227.8)
Tax credit on supplementary dividends                  6          102.7        51.6       51.1      25.6
Capital contributed                                    5            1.7         0.4        0.8       0.4
Discount on capital notes amortised                                 0.5         0.2        0.7       0.3
Redemption of capital notes                                        (5.9)          -          -         -
Issue of capital notes                                            946.4       436.2          -         -
Share repurchase                                                 (643.8)     (403.8)         -         -
                                                             ----------    -----------------------------
Capital funds at the end of the period                          2,010.2     1,705.3    2,004.8   1,005.0
                                                             ==========    =============================

Represented by:
Contributed capital                                             1,904.2     1,902.9    1,905.0     955.0
Foreign currency reserve and minority interests                     6.3         5.9        6.5       3.3
Retained earnings                                                 160.0       121.4      152.9      76.6
Capital notes                                                     941.0       436.4      941.7     472.1
Share repurchase                                               (1,001.3)     (761.3)  (1,001.3)   (502.0)
                                                             -----------   -----------------------------
                                                                2,010.2     1,705.3    2,004.8   1,005.0
                                                             ==========    =============================

  The accompanying notes form part of and are to be read in conjunction with these financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 1 FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the "Company") together with its subsidiaries ("Telecom") have been prepared in accordance with Financial Reporting Standard ("FRS") No. 24:
Interim Financial Statements, issued by the Institute of Chartered Accountants of New Zealand. These financial statements should be read in conjunction with the financial statements and related notes included in the Company's 1998 Annual Report.

The financial statements for the six months ended 30 September 1998 and 30 September 1997 are unaudited. The financial information for the year ended 31 March 1998 has been extracted from the audited financial statements of Telecom for that year.

The financial statements are expressed in New Zealand dollars. The amounts pertaining to the most recent financial period are also expressed in United States ("US") dollars, the latter being presented solely for convenience and translated from New Zealand dollars, as a matter of arithmetical computation only, at a rate on 30 September 1998 of NZ$1.00 to US$0.5013. The US dollar amounts should not be construed as representations that the New Zealand dollars have been, could be, or could in the future be converted into US dollars at this or any other rate. References in these financial statements to "$" and "NZ$" are to New Zealand dollars and references to "US$" are to US dollars.

Accounting Policies

With the exception of the change outlined below, the accounting policies used in the preparation of the financial statements for the period ended 30 September 1998 are consistent with those used in the preparation of the published financial statements for the year ended 31 March 1998.

In the current period Telecom has adopted a policy of translating revenue and expenses of independent foreign operations at rates approximating the exchange rates ruling at the dates of the transactions. Previously the revenues and expenses were translated at the exchange rates ruling at period end. This change has been made in accordance with the requirements of FRS No. 21: Accounting for the Effects of Changes in Foreign Currency Exchange Rates, issued by the Institute of Chartered Accountants of New Zealand.

Reclassifications

Certain reclassifications of prior periods' data have been made to conform to current period classifications.

NOTE 2 ABNORMAL COSTS

The decision to close First Media with effect from 31 July 1998 was announced on 4 June 1998. During the year ended 31 March 1998, the estimated costs associated with the termination of the hybrid fibre/coax cable rollout and the reorganisation of First Media were identified and provided for. The estimate included the write-down of inventories, work in progress, and deferred programming costs together with provision for other costs associated with the termination and reorganisation.

The costs associated with the decision to close First Media will be accommodated by the existing provision.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS continued

NOTE 3 DISCONTINUED OPERATIONS

Telecom announced on 22 July 1996 that it was reviewing the operations of those of its Australian subsidiaries which formed the Pacific Star Group ("Pacific Star"), at which time a formal plan of disposal or wind-down of the Pacific Star businesses was approved by the Board.

The winding down of Pacific Star operations progressed satisfactorily resulting in a reduction in the provision for loss on disposal of Pacific Star by $30 million at 31 March 1998.

On 27 February 1998, Telstra and Pacific Star announced that they had reached a commercial settlement of their dispute over outstanding payments and cross claims. Successful implementation and finalisation of this commercial settlement will result in all existing legal proceedings between the parties being discontinued. There are residual contractual disputes with the Queensland State Government. Currently no further material losses are expected to arise from this dispute.

The process of winding down the discontinued Pacific Star operations is continuing.

NOTE 4 RESTRUCTURING & YEAR 2000 PROVISIONS

Redundancy and other restructuring costs incurred during the six months ended 30 September 1998 of $8.7 million (30 September 1997: $19.3 million, 31 March 1998:
$39.5 million) have been charged against the restructuring provisions created in the fourth quarter of the year ended 31 March 1993 and in the fourth quarter of the year ended 31 March 1997.

Year 2000 costs incurred during the six months ended 30 September 1998 of $22.5 million (30 September 1997: $3.7 million, 31 March 1998: $13.8 million) have been charged against the Year 2000 provision created in the fourth quarter of the year ended 31 March 1997.

NOTE 5 CAPITAL FUNDS

Contributed Capital

Movements in the Company's issued ordinary shares during the period were as follows:

                                                       Number
                                                  ----------------
At 1 April 1998                                     1,751,976,069
Issue of new shares upon exercise of options              113,689
                                                  ----------------
At 30 September 1998                                1,752,089,758
                                                  ================

NOTE 6 DIVIDENDS

Total dividends for the quarter of $201.5 million have been provided for, representing a quarterly dividend of 11.5 cents per share. In addition, and in accordance with the Income Tax Act 1994, a supplementary dividend of $25.6 million has been provided for which will be payable to shareholders who are not resident in New Zealand, for which Telecom will receive an equivalent tax credit from the Inland Revenue Department. Dividends and supplementary dividends are provided for based on the number of shares outstanding as at 30 September 1998.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS continued

NOTE 7 OTHER ASSETS

Included within Other Assets is goodwill (net of amortisations) of $60.7 million (30 September 1997: $26.8 million, 31 March 1998: $48.2 million).

NOTE 8 CONTINGENT LIABILITIES

Lawsuits and Other Claims

In November 1996, Clear issued proceedings against Telecom, Bell Atlantic and Ameritech alleging breaches of the Commerce Act in relation to Telecom's bundling practices, as well as claiming the existence of arrangements between Telecom and Bell Atlantic and Ameritech that breach the Commerce Act. In January 1997, BellSouth issued proceedings against Telecom alleging breaches of the Commerce Act in relation to Telecom's bundling practices, Telecom's alleged misuse of information obtained through interconnection and Telecom's alleged threats to terminate arrangements with suppliers if they take services from Telecom's competitors. Unspecified damages are sought in these proceedings and no trial date has yet been set.

In March 1997, Telstra filed in the Supreme Court of Queensland, Australia, a statement of claim against two companies within the Pacific Star group, totalling Australian $98.6 million, alleging non-payment of outstanding debts for telecommunication services provided by Telstra, together with interest to the date of judgement. Telstra has commenced similar proceedings against other telecommunication service providers in Australia. Pacific Star has commenced proceedings against Telstra in the Federal Court (New South Wales, Australia) in relation to Telstra's billing practices. In December 1997, Telstra's Queensland proceedings were transferred to the Federal Court (New South Wales, Australia) to enable them to be heard with the proceedings brought in that jurisdiction by Pacific Star. On 27 February 1998, Telstra and Pacific Star announced that they had reached a commercial settlement of their dispute over outstanding payments and cross claims. Successful implementation and finalisation of this commercial settlement will result in all existing legal proceedings between the parties being discontinued.

In April 1997, Telecom issued proceedings against Clear for withholding certain payments for services supplied under Clear's 1996 interconnection agreement with Telecom. Telecom sought a declaration that the outstanding amounts are payable and an injunction requiring Clear to pay for services provided under the interconnection agreement. Clear's defence and counter claim allege that both its 1991 interconnection agreement and 1996 interconnection agreement are invalid and unenforceable because the interconnection terms (including the charges payable by Clear) have an anti-competitive purpose and effect in breach of the Commerce Act, as does Telecom's retail pricing. Clear seeks unspecified damages and other relief under the Commerce Act. Clear's counterclaim also includes a claim against Telecom for unspecified damages based on breach of "undertakings" allegedly given by Telecom in the late 1980s regarding the provision of interconnection. No trial date has yet been set.

In April 1998, Clear issued proceedings claiming that Telecom is deliberately preventing Clear from offering the retail service of calling line identification and that such conduct breaches the Commerce Act. Clear seeks unspecified damages.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom's interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial condition or results of operations. In particular, the Clear and BellSouth proceedings could, if resolved against Telecom, affect the manner in which Telecom conducts its business.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED FINANCIAL STATEMENTS continued

NOTE 9 COMMITMENTS

Operating Leases

Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. Minimum rental commitments for all non-cancellable operating leases (excluding amounts provided for in respect of restructuring) are $291.9 million (31 March 1998: $318.6 million).

Finance Leases

Telecom has entered into the sale and leaseback of certain assets. At 30 September 1998, the outstanding lease commitments were $135.7 million (31 March 1998: $142 million).

Capital Commitments

At 30 September 1998 capital expenditure amounting to $95.9 million (31 March 1998: $51.7 million), principally relating to telecommunications network and international cable assets, had been committed under contractual arrangements, with substantially all payments due within two years.

Telecom has signed an agreement with other international telecommunications organisations to build and operate a trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network ("Southern Cross"), linking Australia, New Zealand, Fiji, Hawaii and the West Coast of the United States. In March 1998 Telecom signed a capacity use agreement committing the Company to purchase total capacity on Southern Cross of approximately US$140 million. The first payment of US$70 million is due on the first ready for service date ("RFS") in December 1999. The second payment of US$57 million is due in on the first anniversary of RFS with the balance payable over the following two years. No payments will be due in the event that the project is terminated prior to RFS. The Board of Directors has approved a 50% equity investment in Southern Cross Cables Limited. The equity investment of US$75 million is due on the earlier of RFS or early termination of the project.

NOTE 10 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                          Surplus from                     Net
                                                            Surplus        continuing                    earnings
                                                              from         operations                  attributable
                                    Operating   Abnormal   continuing    before income   Discontinued       to       Earnings
                                     revenues    costs     operations         tax         Operations   shareholders  per share
                 --------------------------------------------------------------------------------------------------------------
                  (NZ dollars in millions                                                                                NZ$
                  except per share amounts)
                 --------------------------------------------------------------------------------------------------------------
Quarter ended:
30 June 1998                            826.0      -          325.0            297.7            -          190.1       0.109
30 September 1998                       868.9      -          359.3            326.4            -          206.2       0.118
                                    -------------------------------------------------------------------------------------------
Six months ended 30 September 1998    1,694.9      -          684.3            624.1            -          396.3       0.226
                                    ===========================================================================================
Quarter ended:
30 June 1997                            800.6      -          310.4            280.4            -          188.0       0.103
30 September 1997                       865.1      -          353.4            320.3            -          210.8       0.117
31 December 1997                        857.6      -          340.7            305.0            -          199.2       0.113
31 March 1998                           874.7    37.3         335.7            305.9          30.0         222.3       0.126
                                    -------------------------------------------------------------------------------------------
Year ended 31 March 1998              3,398.0    37.3       1,340.2          1,211.6          30.0         820.3       0.459
                                    ===========================================================================================

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share.

                       NOTES TO THE FINANCIAL STATEMENTS
continued

NOTE 11 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE

EFFECT ON NET EARNINGS OF DIFFERENCES BETWEEN NZ GAAP AND US GAAP

                                                                    Year
                                                                    ended               Six months ended
                                                                   31 March                30 September
                                                                  --------       -----------------------------
                                                                    1998           1997       1998      1998
                      ----------------------------------------------------       -----------------------------
                        (Dollars in millions, except per share
                        amounts)                                     NZ$            NZ$        NZ$       US$
                      ----------------------------------------------------       -----------------------------
Net earnings in accordance with NZ GAAP                             820.3          398.8      396.3     198.7
Add: Discontinued operations                                        (30.0)            -          -         -
                                                                  --------       -----------------------------
                                                                    790.3          398.8      396.3     198.7
US GAAP adjustments:
  Depreciation of interest costs capitalised in prior years          (9.3)          (4.7)      (4.7)     (2.4)
  Deferred taxation                                                  28.3           23.5        9.0       4.5
  Executive share ownership plan                                     (0.3)          (0.4)        -         -
  Provision for restructuring                                       (62.7)         (62.7)        -         -
  Provision for Year 2000                                           (13.8)          (3.7)     (22.5)    (11.3)
                                                                  --------       -----------------------------

Net surplus from continuing operations in
 accordance with US GAAP                                            732.5          350.8      378.1     189.5

Discontinued operations                                              30.0             -          -         -
                                                                  --------       -----------------------------

Net earnings in accordance with US GAAP                             762.5          350.8      378.1     189.5
                                                                  ========       =============================

Basic earnings per share from continuing
 operations in accordance with US GAAP                             $0.410         $0.194     $0.216    $0.108
Basic earnings per share from discontinued operations
 in accordance with US GAAP                                        $0.017             -          -         -
                                                                  --------       -----------------------------
Basic net earnings per share in accordance
 with US GAAP                                                      $0.427         $0.194     $0.216    $0.108
                                                                  ========       =============================
Diluted earnings per share from continuing operations
 in accordance with US GAAP                                        $0.409         $0.193     $0.215    $0.108
                                                                  ========       =============================

CUMULATIVE EFFECT ON SHAREHOLDERS' FUNDS OF DIFFERENCES BETWEEN NZ GAAP AND US GAAP

                                                                        As at                      As at
                                                                       31 March                 30 September
                                                                       ---------     ----------------------------------
                                                                         1998          1997        1998          1998
                                  ----------------------------------------------     ----------------------------------
                                    (Dollars in millions)                 NZ$           NZ$         NZ$           US$
                                  ----------------------------------------------     ----------------------------------
Shareholders' funds in accordance with NZ GAAP                          1,062.7       1,262.4     1,057.3        530.0
Capitalisation of interest costs, net of accumulated depreciation          49.3          53.9        44.6         22.4
Deferred taxation                                                         (45.7)        (50.5)      (36.7)       (18.4)
Executive share ownership plan                                             (2.8)         (5.3)       (2.8)        (1.4)
Provision for Year 2000                                                    72.1          82.2        49.6         24.9
Provision for dividend                                                    140.2         186.9       201.5        101.0
                                                                       ---------     ----------------------------------
Shareholders' funds in accordance with US GAAP                          1,275.8       1,529.6     1,313.5        658.5
                                                                       =========     ===================================

                                                                  [TELECOM LOGO]

MANAGEMENT COMMENTARY

17 November 1998

First Half and Second Quarter Results to 30 September 1998


Telecom's net earnings of NZ$396.3 million for the first half of 1998-99 and NZ$206.2 million for the second quarter ("Q2 1998-99") represented earnings per share ("EPS") of NZ22.6 cents and NZ11.8 cents respectively. EPS increased 2.7% for the half year and 0.9% for Q2 1998-99, compared with the same periods last year.

Telecom will pay a fully imputed Q2 1998-99 dividend of NZ11.5 cents per ordinary share in December 1998, an increase of 9.5% compared with NZ10.5 cents per share for the second quarter of last year ("Q2 1997-98").

Net earnings for the half year decreased by NZ$2.5 million, or 0.6%, from NZ$398.8 million for the same period last year. Net earnings for Q2 1998-99 decreased by NZ$4.6 million, or 2.2%, compared with the same quarter last year.

EPS grew in contrast to net earnings because Telecom's share repurchase programme, which was completed in December 1997, has reduced the number of shares on issue. The decline in net earnings is attributable to the funding costs of the shares repurchased.

The cost of funding the share repurchase was approximately NZ$27 million for the half year and NZ$14 million in Q2 1998-99, compared with NZ$14 million and NZ$8.5 million for the same periods last year when the share repurchase was only partially complete (all costs after tax).

Telecom's result for the half year was adversely affected by the contraction of the New Zealand economy and by the intense competition faced by Telecom in all areas of its business, particularly in the tolls market.

Revenue rose by 1.8% in the half year to 30 September 1998 and by 0.4% in Q2 1998-99 compared with the same periods last year. Strong growth in Cellular and Enhanced Network Services revenue was largely offset by lower revenue from National calls and International outward calls. Significant price reductions implemented in the half year to 30 September 1998 affected National calls and International revenues.

Operating expenses increased by 0.9% in the half year to 30 September 1998 and decreased by 0.4% for Q2 1998-99. Despite large increases in international cost of sales for outward calls (owing to significantly higher outward call minutes), the rate of expense growth has slowed reflecting the benefits of various cost containment initiatives (eg. the Performance 2000 project).

Net cash flows from operating activities increased by NZ$44.4 million, or 5.7%, for the half year. (See "Liquidity and Capital Resources").

===============================================================================================
                                     EARNINGS OVERVIEW

                                                             Half Year Ended 30 September
                                                   --------------------------------------------
                                                         1997            1998         Change
                                                         NZ$m            NZ$m            %
                                                   --------------------------------------------
Operating revenues                                      1,665.7         1,694.9           1.8

Operating expenses                                      1,001.9         1,010.6           0.9

Net earnings                                              398.8           396.3          (0.6)

EPS (cents)                                                22.0            22.6           2.7

Dividends per share (cents)                                21.0            23.0           9.5
===============================================================================================

===============================================================================================
                                     EARNINGS OVERVIEW

                                                              Quarter Ended 30 September
                                                   --------------------------------------------
                                                          1997            1998          Change
                                                          NZ$m            NZ$m             %
                                                   --------------------------------------------
Operating revenues                                        865.1           868.9           0.4

Operating expenses                                        511.7           509.6          (0.4)

Net earnings                                              210.8           206.2          (2.2)

EPS (cents)                                                11.7            11.8           0.9

Dividends per share (cents)                                10.5            11.5           9.5
================================================================================================

DIVIDENDS

The quarterly dividend of NZ11.5 cents per share represents a distribution of approximately 98% of second quarter net earnings.

Owing to seasonality and other factors Telecom's earnings are not distributed evenly throughout the year. The dividend payout percentage for the second quarter, therefore, is not necessarily indicative of distribution levels for the remainder of the year.

==========================================================================================
Q2 dividends
         Ordinary shares                                               NZ11.5 cents
         American Depositary Shares                                    US46.12 cents  *
         Supplementary dividend (to non-resident holders)
           Per ordinary share                                          NZ2.03 cents
           Per American Depositary Share                               US8.14 cents   *
Books closing dates
         New Zealand, Australia Stock Exchanges                        4 December 1998
         New York Stock Exchange                                       3 December 1998
Payment dates
         New Zealand, Australia                                        16 December 1998
         New York                                                      23 December 1998

         *  Based on an exchange rate at 30 September 1998 of NZ$1.00 to US$0.5013.
==========================================================================================

FORWARD-LOOKING STATEMENTS

This management commentary contains forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by, and information currently available to, the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand telecommunications market, the outcome of litigation pending between Telecom and certain of its competition, the impact of current or future Government regulation, technological change in the telecommunications industry, and the state of the New Zealand economy.

THE NEW ZEALAND ECONOMY

The bulk of Telecom's operations are in New Zealand and growth in Telecom's business is affected by the state of the economy. Weakness in the economy tends to have an adverse effect on Telecom's revenue growth.

GDP contracted 0.8 percent in the three months to 30 June 1998, compared with the same period a year previously. This was the second successive quarter of negative growth. Growth for the year to 30 June 1998 slowed to 1.2 percent. Official GDP growth statistics for the three months to 30 September 1998 are due to be released in late December 1998. The consensus of economists' forecasts for the three months to 30 September 1998 is a 0.3 percent contraction in GDP, followed by zero growth in the three months to 31 December 1998 and a return to growth in the three months to 31 March 1999.

Growth in New Zealand's economy has been adversely affected this year by several factors, the most significant being the difficulties experienced in Asia, which accounts for approximately 30% of New Zealand exports. Factors compounding this difficulty include the slow down in the United States ("US") economy and the economic contractions in Russia and South America and the flow on effects on other economies, as well as a prolonged drought that affected New Zealand's agricultural production. The New Zealand dollar has also been significantly impacted by New Zealand's significant current account deficit (6.7% of GDP at 30 June 1998).

While New Zealand will continue to be reliant on exports for a material portion of its GDP, dependence on commodity products has slowly declined over the last two decades, being supplemented by tourism, manufacturing and services. Further, the lower exchange rate is resulting in increased tourism and exports to the US and Europe. Hence, consensus forecasts project New Zealand's current recession to be short lived.

COMPETITIVE FRAMEWORK

There have been no statutory entry barriers to any part of the New Zealand telecommunications industry since 1989. All telecommunications companies are subject to ordinary commercial law (i.e. Companies Act, Fair Trading Act, Commerce Act).

Competitors with whom Telecom has interconnection agreements offer business and residential international, national and local voice services, cellular services, data services and mobile trunked radio services. As at 30 September 1998, Telecom had interconnection agreements with Vodafone New Zealand ("Vodafone"), Clear Communications, Compass Communications, Global One (New Zealand), Newcall Communications, Saturn Communications, Superway Investments, Teamtalk, Telstra NZ, and WorldxChange (New Zealand).

In addition to the companies with which Telecom has interconnection agreements, numerous other organisations offer voice calling services from overseas or by re-selling services provided by New Zealand's network operators. There are approximately 60 Internet Service Providers in New Zealand, several of which operate networks and offer telecommunications services. Telecom also faces competition in leased-line services, paging, directory publishing and supply, installation and maintenance of customer premises equipment.

Competition in New Zealand's telecommunications markets is expected to remain intense, with the prospect of existing participants extending their activities and new competitors entering the market.

Clear Communications commissioned consultant Jeff Todd to produce a report on the telecommunications industry in New Zealand (the Clear Report, published 9 November 1998). This report alleges that Telecom has made monopoly profits from its local network infrastructure. Independent analysis has rejected the methodology and conclusions of the Clear Report. Telecom has also rejected the methodology and conclusions of the Clear Report.

The Government is reviewing three areas that affect the telecommunications industry; numbering, disclosure regulations and penalties under the Commerce Act.

Telecom is working with the Ministry of Commerce to address a range of telephone numbering issues. This process is due to be concluded on 30 November 1998. The Government has indicated that if satisfactory conclusion is not reached, it will review the regulatory framework. The Ministry of Commerce has indicated it will review regulations related to disclosure issues and Telecom will be making a submission as part of this review. The Government is also reviewing the penalties regime under the Commerce Act.

Overview of Results

Revenue

Revenue growth for the half year to 30 September 1998 was driven largely by growth in cellular connections, access lines and increased usage of enhanced network services. Growth in national and international call volumes did not fully offset large price reductions, resulting in a decline in national calls and international revenues.

                                      6
Volume Growth

=================================================================================================
                                                    As at and for the half year       Variation
                                                         ended 30 September             98:97
                                                 ------------------------------------------------
                                                        1997            1998              %
                                                 ------------------------------------------------
Access lines                                         1,814,000        1,856,000           2.3
Call minutes (millions)
 Local calls *                                         1,594.5          1,616.0           1.3
 National calls #                                        981.6            987.7           0.6
 Fixed line to cellular calls **                         173.5            188.6           8.7
 International outward calls                             147.4            200.4          36.0
 International inward calls (excluding
    transits)                                            157.6            163.9           4.0
 Cellular calls                                          298.6            339.6          13.7
 National 0800 calls                                     215.9            256.0          18.6
 VPN national calls                                       29.3             47.1          60.8
Cellular connections at end of period                  456,300          504,800          10.6
Centrex lines                                           58,300           68,900          18.2
ISDN lines                                              28,700           46,500          62.0
Call minder mailboxes                                  204,100          260,400          27.6
Registered XTRA customers                               72,000          139,900          94.3

*  Represents business local calls and residential calls under the NZ20 cents local calling option.
#  Excludes calls from Telecom's fixed line to cellular networks. Including fixed line to cellular calls and other products which are direct substitutes,
   Home 0800 and VPN, call minutes growth would have been 3.5% for the half year.
** Includes calls to Vodafone's cellular network.
=================================================================================================

=================================================================================================
                                                        For the second quarter       Variation
                                                          ended 30 September           98:97
                                                 ------------------------------------------------
                                                         1997            1998             %
                                                 ------------------------------------------------
Call minutes (millions)
 Local calls *                                           817.1           823.6           0.8
 National calls #                                        489.5           492.0           0.5
 Fixed line to cellular calls **                          88.0            97.6          10.9
 International outward calls                              73.8           108.5          47.0
 International inward calls (excluding
    transits)                                             81.5            82.1           0.7
 Cellular calls                                          150.9           173.6          15.0
 National 0800 calls                                     107.8           128.1          18.8
 VPN national calls                                       16.3            24.5          50.3

*  Represents business local calls and residential calls under the NZ20 cents local calling option.
#  Excludes calls from Telecom's fixed line to cellular networks. Including fixed line to cellular calls and other products which are direct substitutes,
   Home 0800 and VPN, call minutes growth would have been 3.6% for the second quarter.
** Includes calls to Vodafone's cellular network.
================================================================================================

Local Service

Local service revenues increased by NZ$2.1 million, or 0.5%, for the half year and decreased by NZ$0.4 million, or 0.2%, for the second quarter compared with the same periods last year.

Business and residential line rental revenue decreased by NZ$10.5 million, or 2.8%, for the half year and NZ$6.8 million, or 3.6%, for the second quarter. These decreases reflected the net effect of a number of pricing changes, partially offset by a 2.3% increase in access lines.

Pricing changes since last year include:

 . A 2.9% increase in residential line rental took effect from 1 August 1997, consistent with the provisions of the Kiwi Share.

 . Since August 1997, residential customers have had the option to continue with the standard monthly line rental and unlimited free local calling or pay a lower monthly rental and NZ20 cents per local call. At the end of Q2 1998-99, approximately 70,000 residential customers had switched to the new pricing option.

 . In December 1997, operator services charges were introduced for residential customers. The monthly residential line rental was reduced by NZ$1.25 to NZ$35.66 at the same time.

 . In December 1997, there was a reduction in business line rentals of 3.3% in conjunction with an increase in business local call prices.

 . From 1 July 1998 the monthly rental for new second line connections was reduced by $NZ5.71 to $NZ29.95.

Revenue from local calls increased by NZ$12.6 million, or 23.9%, for the half year, and NZ$6.4 million, or 23.9%, for the second quarter. This was largely owing to the price increase for business local calls (which took place in conjunction with the price reduction in business line rentals) and the new residential pricing option, where customers can opt to pay a lower monthly rental and NZ20 cents per local call.

Local call minutes (including call minutes under the new residential pricing option) increased by 1.3% for the half year, and 0.8% for the second quarter. Local call minute growth was adversely affected by the migration of local calls to Virtual Private Networks ("VPN").

National Calls

National call revenue decreased by NZ$22.4 million, or 7.4%, for the half year and NZ$11.9 million or 7.7%, for the second quarter. With the expanding range of services offered by Telecom, national call volume and revenue trends continued to reflect the migration of calls into Telecom's cellular network, VPN and Home 0800. VPN and Home 0800 revenues may be regarded as direct substitutes for residential and business tolls. Including the increases in Home 0800 and VPN revenue from national calls, the decrease in national call revenue was 5.3% for the half year and 6.3% for the second quarter.

The decrease for the quarter and the half year was largely owing to national toll price reductions. While price reductions resulted in higher call volumes, volume growth rates have been affected by the slower growth of the New Zealand economy, continued growth in the cellular market and the migration of calls to Home 0800 and VPN.

============================================================================================
                                                           Half                    Second
National Call Minutes Growth (Variation 98:97)             Year                    Quarter
                                                             %                        %
--------------------------------------------------------------------------------------------
Call minutes (including calls to cellular networks) #      1.8*                     2.1*

Call minutes (excluding calls to cellular networks)        0.6                      0.5

Call minutes to cellular networks #                        8.7                     10.9

#  Includes calls to Vodafone's cellular network.
*  Including products which are direct substitutes, Home 0800 and VPN, call minutes growth would have been 3.5% for the half year and 3.6% for the 2nd quarter.
============================================================================================

The average per minute charge for national calls, excluding those made to cellular networks, was approximately 15% and 16% lower for the half year and second quarter respectively compared with the same periods last year.

During the period from 1 April to 30 June 1998, Telecom's NZ$5 cap on national calls for residential customers, offered through the NZ$5 Weeknights and NZ$5 Weekends, was extended to apply all day on weekdays. Since 1 February 1998, the NZ$5 caps have been available only to those residential customers who choose Telecom as their preferred tolls provider.

From 3 August 1998, business national toll prices were reduced on average by 16% for both peak and off peak calling on key routes.

Further initiatives include Favourite Place New Zealand and Favourite Place Neighbouring Area which provide a flat fee option for unlimited off-peak calling to another area in New Zealand chosen by the customer. As at 30 September 1998, approximately 32,000 customers were enrolled in these plans.

A Talking Points loyalty programme which rewards residential customers for using Telecom's services was introduced in May 1996. Approximately 561,000 customers have joined the programme. The School Connection loyalty programme, where residential customers nominate schools to receive sponsorships from Telecom based on customers' usage of Telecom's services, has 616,000 customers.

International

Total international revenue decreased by NZ$16.7 million, or 6.6%, for the half year, and NZ$10.3 million, or 7.8%, for the second quarter compared with the same periods last year. Decreases in outward call revenue were partially offset by increases in revenue from inward calls and the margin from transit calls.

==============================================================================================
                                                          Half                      Second
International Growth                                      Year                     Quarter
                                                           %                          %
----------------------------------------------------------------------------------------------
Outward calls
-  Revenue                                               (25.2)                     (27.6)
-  Call minutes                                           36.0                       47.0

Inward calls
-  Revenue                                                11.7                       16.7
-  Call minutes                                            4.0                        0.7

Transit call margin
-  Margin                                                 88.5                       43.0
-  Call minutes                                          191.9                      178.0
==============================================================================================

Growth in outward call minutes of 36% for the half year and 47% for the second quarter reflected the volume stimulation from price specials offered to New Zealand customers and significant price reductions over the past three quarters.

The average per minute charge for outward calls was approximately 45% lower for the half year and 51% lower for the second quarter compared with the same periods last year.

New residential toll price plans were introduced on 1 July 1997 aimed at offering substantial discounts to residential customers based on their own typical calling patterns. From 1 January 1998, international toll prices for residential customers fell by an average of almost 20%. Further price reductions took place for residential customers to over 30 destinations from 1 April 1998. International toll calling prices for Telecom business customers decreased on average by 15% from 1 February 1998.

During May and June of this year Telecom offered "talk for as long as you like" residential promotions of NZ$10 to Australia and NZ$15 to UK, USA, Canada and Ireland. This offer has been extended to the end of the calendar year.

Further significant price reductions reducing the average price of outward international tolls by 20% were announced in July 1998.

Growth in inward call revenue of 11.7% for the half year and 16.7% for Q2 1998-99 resulted from increased volumes and increases in the average price per inward call minute.

The average price per minute for inward calls increased by approximately 7% for the half year and 16% for the second quarter, primarily as a result of the weakening New Zealand dollar. The impact of the weaker New Zealand dollar was partly offset by a reduction in the rates negotiated for incoming calls. In response to intense competition in the international market, Telecom has negotiated agreements with the major foreign carriers which, while reducing rates, have improved inward volumes.

The increase in the transit call margin (revenue net of outpayments) for the half year and second quarter was largely attributable to:

 . Strong growth in calls from international switched traffic transiting
  Telecom's facilities, reflecting intensive efforts to utilise Telecom's lower cost outward routes to win new refile business; and

 . The weakening of the New Zealand dollar which increases the New Zealand dollar equivalent of the foreign margin.

Telecom's point of presence ("POP") in the US continues to demonstrate the value in participating in the world's most competitive wholesale International market. The low cost routing option provided by the US POP has enabled Telecom to become more competitive in the transit call business. Telecom is now expanding its role in this dynamic market by interconnecting with an increasing number of partner carriers in order to secure additional volumes and further reduce costs.

Cellular and Other Mobile Services

Revenue from cellular and other mobile services grew by NZ$30.0 million, or 15.2%, for the half year and NZ$12.6 million, or 12.2%, for the second quarter compared with the same periods last year. Cellular revenue grew by 16.7% for the half year and 13.3% for the second quarter.

===============================================================================================
                                                             Half                 Second
Cellular Growth (excluding other mobile services)            Year                 Quarter
(Variation 98:97)                                             %                     %
-----------------------------------------------------------------------------------------------

Revenue                                                      16.7                   13.3

Connections (at period end)                                  10.6                   10.6

Call minutes                                                 13.7                   15.0

=============================================================================================

The increased revenue includes the impact of the acquisition of Motorola's, Ericsson's and Cellnet's cellular reselling businesses in June 1997, October 1997 and April 1998 respectively. Telecom believes these acquisitions offer significant opportunities in directly servicing customers connected to its network.

Telecom had 504,800 cellular connections at 30 September 1998, compared with 456,300 at 30 September 1997. Total connections grew by 28,600 in the half year to 30 September 1998. The continued strong growth in connections is largely owing to the "Telecom 2 GO" promotion launched in November 1996, and the introduction of prepaid cellular. Approximately 42% of total connections are connected to the Telecom 2 GO rate plans. The total number of active prepaid customers at 30 September 1998 was 12,000.

The total number of cellular connections in New Zealand, including Vodafone's connections, is currently estimated to represent approximately 17% of the New Zealand population. This penetration level, when compared with other relevant countries, suggests scope for continued expansion of this market.

In March 1998, Telecom cut call prices and introduced new call pricing plans for mobile phone business customers in response to similar moves by BellSouth. Existing business call pricing plans were replaced with five new plans to cover the needs of business customers - from those who use mobile phones only occasionally through to high-volume business customers.

Interconnect

Interconnect revenue is derived from charges for delivering to and accepting from other service providers local, national, international, cellular and 0800 calls. Installation charges and rental of interconnecting links and service delivery point charges are also included.

Interconnect revenue increased by NZ$10.3 million, or 32.2%, for the half year, and NZ$9.1 million, or 66.9%, for the second quarter compared with the same periods last year. Increases in revenue owing to new interconnect carriers (eg. Compass and WorldxChange) and increased activity with existing carriers, were partially offset by reductions in the average charge per call.

Enhanced Network Services

Enhanced network services revenue increased by NZ$21.0 million, or 11.7%, for the half year and NZ$9.2 million, or 10.0%, for the second quarter compared with the same periods last year.

Enhanced network services revenue represented 11.8% of total revenue for the half year and 11.7% of total revenue for Q2 1998-99, compared with 10.8% and 10.6% for the same periods last year. The revenue increase was largely owing to the growth in 0800 and VPN revenues.

Increased revenues also reflected growth in the value-added services provided by Netway, voice messaging, and the use of Centrex, VPN and ISDN. These services provide individual business customers with voice and data network capabilities to meet their specific needs.

===============================================================================
                                          Half                    Second
Enhanced Network Services Growth          Year                    Quarter
(Variation 98:97)                          %                         %
-------------------------------------------------------------------------------
National 0800 services
-  Revenue                                8.7                      9.2
-  Call minutes                          18.6                     18.8

VPN
-  Revenue                               69.8                     42.2
-  VPN national call minutes             60.8                     50.3

ISDN
-  Revenue                               59.7                     52.8
-  ISDN lines                            62.0                     62.0

Centrex
-  Revenue                               19.4                     17.3
-  Centrex lines                         18.2                     18.2

Call minder
-  Revenue                               19.5                     16.2
-  Call minder mailboxes                 27.6                     27.6
===============================================================================

Directories

Total directories revenue increased by NZ$6.0 million, or 10.0%, for the half year and NZ$4.1 million, or 9.4%, for the second quarter compared with the same periods last year. Revenue from regional directories increased by 9.4% for the half year and by 9.1% for the second quarter as a result of tariff and volume growth in both The Telephone Book and YELLOW PAGES/R/ products. Revenue from LOCAL DIRECTORIES/R/ also increased for the half year due largely to the publication of two additional Auckland Central directories in the first quarter of this year.

Miscellaneous Other Services

Miscellaneous other services revenue which is derived largely from Payphones, an international outside plant project and Internet access and value-added services ("XTRA"), increased by NZ$12.0 million, or 25.4% for the half year, and NZ$1.1 million, or 4.3%, for the second quarter.

Higher revenue growth in the first quarter reflected a one-off receipt from Ameritech to cover costs incurred by Telecom in the Ameritech share sale process, completed in April 1998. The increase in revenue for Q2 1998-99 largely reflects growth in XTRA.

XTRA had approximately 139,900 registered customers at 30 September 1998, compared with 72,000 at 30 September 1997. Of the registered customers, 81% were active within the last month of Q2 1998-99.

Expenses

Operating expenses increased by NZ$8.7 million, or 0.9%, for the half year and decreased by NZ$2.1 million, or 0.4%, for the second quarter. For the second quarter, decreases in personnel costs, maintenance and other operating expenses were partly offset by increases in cost of sales. Operating expenses as a percentage of revenue have decreased from 60.1% to 59.6% for the half year and decreased from 59.1% to 58.6% for Q2 1998-99, compared with the same periods last year.

Personnel Costs

Gross personnel costs decreased by 2.6% for the half year and 1.5% for the second quarter compared with the same periods last year. The decrease reflected a reduction of 397 in personnel numbers between Q2 1997-98 and Q2 1998-99. The affect of this decrease on gross personnel costs was partly offset by increases arising from the following factors:

 . Salary increases for personnel on individual contracts; and

 . Negotiated settlements for personnel covered by collective contracts.



========================================================================================
                                       Personnel Numbers
                                                                      Variation to
                                                                     September 1998
                 -----------------------------------------------------------------------
                   September        March        September       September       March
                     1997           1998           1998            1997          1998
                 -----------------------------------------------------------------------
Operations          6,730          6,551          6,632            (98)           81
Other               1,813          1,585          1,514           (299)          (71)
                 -----------------------------------------------------------------------
Total               8,543          8,136          8,146           (397)           10
                 -----------------------------------------------------------------------
========================================================================================

Depreciation

Depreciation expense decreased by 0.6% for the half year and 3.6% for the second quarter compared with the same periods last year. The year-on-year decrease is due largely to an increase in depreciation expense in Q2 1997-98 following a fixed asset review which identified a number of under-depreciated assets. This decrease was partly offset by the impact of the higher fixed asset base resulting from capital expenditure.

Cost of Sales

Cost of sales increased by 16.0% in the half year and 11.0% in the second quarter compared with the same periods last year.

The increase was largely due to growth in the cellular business, including the acquisition of the cellular reselling businesses. Special promotions to attract new connections and encourage existing customers to upgrade their mobile phones also contributed to the increase in cost of sales.

International cost of sales for outbound calls increased by 30.9% for the half year and 33.8% for the second quarter, primarily due to significantly higher outbound minutes. International outward minutes increased by 36.0% for the half year and 47.0% for the second quarter, reflecting market growth and the volume stimulation created by price specials offered to New Zealand customers.

Maintenance

Maintenance costs decreased by 11.5% for the half year and 7.6% for the second quarter compared with the same periods last year.

This decrease reflected the following:

 . Improved prices from external contractors;

 . A significant increase in efficiency; and

 . Significant sub-contractor costs incurred in Q1 1997-98 as a result of industrial disputes involving ConnecTel personnel.

Other Operating Expenses

Other operating expenses decreased by 6.2% for the half year and 4.7% for the second quarter compared with the same periods last year.

The decrease in other operating expenses was largely owing to lower legal expenses, including the impact of an allowance for certain litigation costs which increased expenses in Q2 1997-98.

Net Interest Expense and Taxation

Net interest expense decreased by NZ$2.9 million, or 4.6%, for the half year and NZ$0.2 million, or 0.6%, for the second quarter compared with the same periods last year. Capital note coupons (after tax) increased to NZ$24.8 million from NZ$7.4 million for the half year and to NZ$12.8 million from NZ$4.8 million for the second quarter, reflecting the issue of capital notes to fund the share repurchase programme.

Income tax expense increased by NZ$7.5 million, or 3.9%, for the half year and NZ$2.2 million, or 2.1%, for the second quarter compared with the same periods last year. These increases were largely owing to the 3.1% and 1.7% increases in the surplus from continuing operations before income tax for the half year and second quarter respectively. The effective tax rates for the half year and second quarter were 32.4% and 32.8% respectively compared with 32.4% and 32.7% for the same periods last year, 32.7% for fiscal 1998 and a statutory rate of 33%. A periodic review by the Inland Revenue Department is in progress, the likely outcome of which is not known.

The surplus from continuing operations covered net interest expense (after investment income but before interest capitalised) and capital note coupons 6.7 times for the half year and 6.6 times for the second quarter, compared with 8.1 times for both the same periods last year.

CAPITAL EXPENDITURE

Capital expenditure for the half year amounted to NZ$194.7 million (including NZ$35.8 million on information technology assets), a decrease of NZ$60.6 million, or 23.7%, compared with the same period last year. Cash applied to capital expenditure amounted to NZ$225.8 million, a decrease of NZ$19.4 million, or 7.9%.

Capital expenditure for the year ending 31 March 1999 is expected to amount to approximately NZ$650 million. This excludes any potential acquisition of
spectrum that may be available to purchase from the Government.   Approximately
60% of 1998-99 capital expenditure is expected to be spent on baseline investment including expenditure for renewal and growth of Telecom's core network (including the international and mobile networks). The remaining capital expenditure is expected to be incurred in enhancing network capability to achieve Telecom's on-line vision, and in the development of new products and services.

LIQUIDITY AND CAPITAL RESOURCES

Net cash flows from operating activities for the half year were NZ$819.4 million, an increase of NZ$44.4 million. This increase resulted from higher receipts from customers and increased interest income partially offset by increased Year 2000 payments and higher interest expense.

A decrease in cash applied to the purchase of fixed assets was more than offset by an increase in net investments purchased which led to net cash flows used in investing activities increasing by NZ$63.6 million.

Net cash used in financing activities amounted to NZ$378.4 million compared with NZ$406.6 million for the half year to 30 September 1997.

The net debt to net debt plus capital funds ratio was 42.3% at 30 September 1998 compared with 43.6% at 31 March 1998. In calculating this ratio, net debt is deemed to consist of total long and short-term debt, net of cash and short-term investments, and a term deposit of NZ$46.4 million. Capital funds include shareholders' funds, capital notes (TeleNotes and Restricted Capital Securities) and minority interests.

Cash and short-term investments were NZ$632.9 million at 30 September 1998 compared with NZ$441.5 million at 31 March 1998. As at 30 September 1998 Telecom had available unutilised committed facilities of NZ$20 million and US$150 million, as well as substantial uncommitted other borrowing capacity.

As at 30 September 1998 total interest-bearing long-term and short-term liabilities amounted to NZ$2,150.3 million, compared with NZ$1,971.6 million at 30 September 1997. Capital notes at 30 September 1998 totalled NZ$941.7 million compared with NZ$436.4 million at 30 September 1997. The increase in capital notes reflects the issue of US$300 million Restricted Capital Securities in February 1998.

OTHER MATTERS

Broadband Strategy

The continuing development of Internet-based online technologies and services has created demand for access to very high capacity (broadband) networks. Telecom's broadband strategy aims to open opportunities to create and sell innovative services and products to meet this demand and lead the New Zealand economy online. Telecom is committed to an online future. This commitment will have substantial effects on Telecom's networks, the services that Telecom sells and on interactions between Telecom and its customers.

Telecom has a strategy to develop all of its networks from an infrastructure designed primarily to support narrowband telephony to infrastructure capable of delivering sophisticated broadband services. Telecom's existing fibre-optic network forms the basis of this developing broadband network.

Telecom is already delivering high-capacity ATM, Frame Relay and IPNet services to support the broadband strategy and is currently conducting a trial among some residential and business customers in the Wellington region to determine the suitability of Asymmetric Digital Subscriber Line (ADSL) technology for delivery of fast data and voice using existing copper wiring. Telecom has signed agreements with suppliers for ADSL equipment and may start offering ADSL services to customers in December or January. Because of New Zealand's varied terrain and scattered population centres, there is no single technology that can be used for provision of broadband services. A decision has not yet been made regarding the extent to which ADSL may be commercially deployed.

Telecom announced the decision to close its First Media business on 4 June 1998. The broadcasting of First Media service ceased on 31 July 1998.

First Media was established when Telecom was considering how best to provide broadband services to residential and smaller customers. During the hybrid fibre/coax ("HFC") cable roll-out programme, it became clear that alternative technologies may be more cost effective as a way of delivering broadband services.

The estimated costs (NZ$25 million after tax) associated with the termination of the HFC rollout and reorganisation of First Media were identified and provided for at 31 March 1998. The provision is sufficient to cover the additional costs arising from the subsequent decision to close First Media. Costs amounting to approximately NZ$12.2 million (after tax) were incurred and charged to the provision in the first half of 1998-99.

Restructuring and Performance 2000

Restructuring costs totalling NZ$64.5 million relating to the Performance 2000 Project and the strategic restructuring of ConnecTel, formerly the Design, Build and Maintenance division, were identified and provided against 1997 earnings.

Redundancy and other restructuring costs of NZ$8.7 million incurred during the first half of 1998-99, including amounts relating to an earlier restructuring programme, have been charged against the restructuring provision. Also included in the operating expenses for the first half of 1998-99 were redundancy and other costs of NZ$1.0 million relating to Performance 2000 initiatives which were not provided for at 31 March 1997.

Year 2000

Until recently the majority of computer software worldwide was programmed to process transactions using only two digits to identify a year (e.g. "98" for 1998) rather than four digits. As a result computer systems which process dates in the year 2000 and beyond may encounter significant processing inaccuracies and may not be able to operate.

Telecom has declared Year 2000 ("Y2K") as a top priority for the Company and has assigned significant resources to address it. Almost all of the services and solutions that Telecom provides to customers are based on technology-driven systems, including the exchanges and other components in Telecom's fixed line, cellular, paging, mobile and data networks. The Y2K issue may also affect many of Telecom's internal information systems.

Telecom has established a Y2K Programme structure comprising a Y2K Programme Office and Y2K teams within Business Units. The Y2K Programme Office provides the framework for monitoring and reporting progress across the Programme, and manages mitigation of Telecom-wide Y2K risks. The Business Units are accountable for the completion of all Y2K remedial work. They have several hundred people working across the Y2K Programme.

Telecom's Y2K Programme has identified and is addressing a broad spectrum of internal and external items which include embedded business support systems, network infrastructure, financial structure and support services, building security and supplies, supplier Y2K status, availability of staff, and a review of existing business continuity plans.

Within the Company's Y2K Programme, much of the information systems work is expected to be substantially completed by the end of December 1998 with some remedial action extending into early 1999.

The testing of network infrastructure is well advanced, with the majority of this work expected to be complete by the end of March 1999. A small number of network suppliers are currently planning to deliver compliant components after this date.

Y2K testing is now part of our "business as usual" activity. Processes are in place aimed at preventing any non compliant components or programming code being introduced to our networks, systems and products. In preparation for dealing with unexpected Y2K issues, Telecom's Y2K Programme includes a review of Business Continuity status and processes. This is designed to ensure that in the event of unplanned outages or disruption to services, Telecom is able to respond rapidly to customer needs.

A provision of $NZ87 million was established at 31 March 1997 to cover the operational costs of the Y2K Programme. A further $NZ20 million has been budgeted for capital expenditure. Costs of $NZ13.8 million incurred in the year to 31 March 1998, together with costs of $NZ22.5 million incurred in the six months to 30 September 1998, have been charged to the provision. To 30 September 1998 the Company had incurred $NZ7.0 million of capital expenditure in connection with this issue. There can be no assurance that Telecom's established reserves will be sufficient to cover all Y2K expenditure that may be incurred.

The above information is based on Telecom's current best estimates and planning assumptions. Given the complexity of Telecom's business activities and numerous dependencies on suppliers, expert staff, extensive internal systems and the success of remedial efforts, the actual results of Telecom's Y2K Programme have yet to be determined, and may differ from the discussion above. There can be no absolute assurance that all issues regarding Y2K will have been completed prior to the Year 2000.

Southern Cross

On 6 October 1998 the Southern Cross shareholders agreement was signed marking the official commencement of the Southern Cross cable project. A separate project company, Southern Cross Cables Limited ("SCCL") has been established with the signing of the shareholders agreement. Telecom, Optus and WorldCom, are the shareholders in SCCL with Telecom holding a 50% equity stake in the Company. SCCL will build, own, operate and maintain the network as well as market capacity on the cable.

The Southern Cross Cable Network, driven by the huge increase in customer demand for data and internet services, will be the largest and most direct cable link to the US from Australia and New Zealand. The Network is expected to cost US$1 billion in total. The 29,000 kilometre high capacity fibre optic submarine cable loop will link New Zealand and Australia with Hawaii, the mainland United States and Fiji. To date 30 international based companies, including phone carriers and Internet Service Providers, have signed up for a share of capacity in the Southern Cross cable.

The first phase of the Southern Cross Cable Network, linking Australia and New Zealand to the United States is expected to be completed at the end of calendar 1999. The second phase routing the cable back to Australia via Fiji is due for completion in 2000. Work on the marine build component of the project is expected to commence later this year.

OVERVIEW OF SURPLUS FROM CONTINUING OPERATIONS


                                                    Six Months Ended                     Variation
                                                      30 September                         98:97
---------------------------------------------------------------------------------------------------------
(in NZ$ millions, except percentages)
                                          1997        %        1998         %          $           %
---------------------------------------------------------------------------------------------------------
Operating revenues

Local service                             426.9      25.6      429.0       25.3        2.1         0.5
National calls                            302.6      18.2      280.2       16.5      (22.4)       (7.4)
International                             251.5      15.1      234.8       13.9      (16.7)       (6.6)
Interconnection                            32.0       1.9       42.3        2.5       10.3        32.2
Cellular and other mobile services        197.6      11.9      227.6       13.4       30.0        15.2
Enhanced network services                 179.5      10.8      200.5       11.8       21.0        11.7

Other operating revenues

  Directories                              59.8       3.6       65.8        3.9        6.0        10.0
  Leased services                          65.5       3.9       63.1        3.7       (2.4)       (3.7)
  Equipment revenue                       103.1       6.2       92.4        5.5      (10.7)      (10.4)
  Miscellaneous other services             47.2       2.8       59.2        3.5       12.0        25.4
                                      -------------------------------------------------------------------
                                          275.6      16.5      280.5       16.6        4.9         1.8
                                      -------------------------------------------------------------------
Total operating revenues                1,665.7     100.0    1,694.9      100.0       29.2         1.8
                                      -------------------------------------------------------------------
Operating expenses

  Gross personnel costs                   275.1      16.5      267.9       15.8       (7.2)       (2.6)
  Labour capitalised                      (23.6)     (1.4)     (18.9)      (1.1)       4.7        19.9
  Labour recovered                        (59.6)     (3.6)     (63.4)      (3.8)      (3.8)       (6.4)
                                      -------------------------------------------------------------------
  Net personnel costs                     191.9      11.5      185.6       10.9       (6.3)       (3.3)
  Depreciation                            278.9      16.7      277.3       16.4       (1.6)       (0.6)
  Cost of sales                           246.4      14.8      285.8       16.8       39.4        16.0
  Maintenance                              95.3       5.7       84.3        5.0      (11.0)      (11.5)
  Other operating expenses                189.4      11.4      177.6       10.5      (11.8)       (6.2)
                                      -------------------------------------------------------------------
Total operating expenses                1,001.9      60.1    1,010.6       59.6        8.7         0.9
                                      -------------------------------------------------------------------

Surplus from continuing operations        663.8      39.9      684.3       40.4       20.5         3.1
                                      ===================================================================


KEY PERFORMANCE INDICATORS


                                                                        Six Months Ended
                                            Full Year   Full Year         30 September
                                               1997       1998       1997-98        1998-99

Operating Margin (%)                  .        39.9       40.5        39.9           40.4
Asset Utilisation (%)                 #        68.3       73.0        72.7 -         73.1 -
Net Interest Cover (times)            *        10.9        7.6         8.1            6.7
Return on Average Total Assets (%)             27.3       29.6        29.0 -         29.5 -
Net Debt/Net Debt plus Capital Funds (%)       51.4       43.6        51.5           42.3

 .  Normalised surplus from continuing operations/operating revenue
# Operating revenue/average total assets (net of cash and short-term investments)
* Normalised surplus from continuing operations/net interest expense (before interest capitalised) inclusive of capital note coupons
-  Annualised

                OVERVIEW OF SURPLUS FROM CONTINUING OPERATIONS

                                                            Quarter Ended                            Variation
                                                             30 September                              98:97
-------------------------------------------------------------------------------------------------------------------------
(in NZ$ millions, except percentages)
                                           1997            %           1998          %             $              %
-------------------------------------------------------------------------------------------------------------------------
Operating revenues
Local service                              215.1          24.9         214.7          24.7           (0.4)         (0.2)
National calls                             153.9          17.8         142.0          16.3          (11.9)         (7.7)
International                              131.4          15.2         121.1          13.9          (10.3)         (7.8)
Interconnection                             13.6           1.6          22.7           2.6            9.1          66.9
Cellular and other mobile services         103.0          11.9         115.6          13.3           12.6          12.2
Enhanced network services                   92.1          10.6         101.3          11.7            9.2          10.0

Other operating revenues

  Directories                               43.5           5.0          47.6           5.5            4.1           9.4
  Leased services                           32.8           3.8          31.2           3.6           (1.6)         (4.9)
  Equipment revenue                         54.1           6.3          46.0           5.3           (8.1)        (15.0)
  Miscellaneous other services              25.6           2.9          26.7           3.1            1.1           4.3
                                           -------------------------------------------------------------------------------
                                           156.0          18.0         151.5          17.5           (4.5)         (2.9)
                                           -------------------------------------------------------------------------------
Total operating revenues                   865.1         100.0         868.9         100.0            3.8           0.4
                                           -------------------------------------------------------------------------------
Operating expenses

  Gross personnel costs                    136.1          15.7         134.0          15.4           (2.1)         (1.5)
  Labour capitalised                       (11.9)         (1.4)        (10.1)         (1.2)           1.8          15.1
  Labour recovered                         (31.5)         (3.6)        (34.2)         (3.9)          (2.7)         (8.6)
                                           -------------------------------------------------------------------------------
  Net personnel costs                       92.7          10.7          89.7          10.3           (3.0)         (3.2)
  Depreciation                             143.6          16.6         138.4          15.9           (5.2)         (3.6)
  Cost of sales                            129.8          15.0         144.1          16.6           14.3          11.0
  Maintenance                               46.0           5.3          42.5           4.9           (3.5)         (7.6)
  Other operating expenses                  99.6          11.5          94.9          10.9           (4.7)         (4.7)
                                           -------------------------------------------------------------------------------
Total operating expenses                   511.7          59.1         509.6          58.6           (2.1)         (0.4)
                                           -------------------------------------------------------------------------------

Surplus from continuing operations         353.4          40.9         359.3          41.4            5.9           1.7
                                           ===============================================================================


KEY PERFORMANCE INDICATORS
                                                             Q1                  Q2                  Q1                 Q2
                                                          1997-98             1997-98             1998-99             1998-99
Operating Margin (%)                   .                    38.8                40.9                39.3               41.4
Asset Utilisation (%)                  #                    70.3 -              76.0 -              71.1 -             76.1 -
Net Interest Cover (times)             *                     8.2                 8.1                 6.8                6.6
Return on Average Total Assets (%)                          27.3 -              31.0 -              28.0 -             31.5 -
Net Debt/Net Debt plus Capital Funds (%)                    50.7                51.5                42.3               42.3

 .  Normalised surplus from continuing operations/operating revenue
# Operating revenue/average total assets (net of cash and short-term investments)
* Normalised surplus from continuing operations/net interest expense (before interest capitalised) inclusive of capital note coupons
-  Annualised

                                                                  [TELECOM LOGO]

17 November 1998
                                                     Telecom New Zealand Limited


                                 MEDIA RELEASE


                     TELECOM RESULT FLAT IN STATIC ECONOMY
                   (Embargoed until 9.00am, 17 November 1998)

Telecom today reported after-tax earnings of $206.2 million for the three months to 30 September 1998, down 2.2 percent from the same time last year. After-tax earnings for the six month period to 30 September 1998 eased 0.6 percent to $396.3 million.

"Competition is biting hard and volume increases have not kept pace with substantial price cuts in the past six months. This, combined with economic recession, has kept our profit flat," Chairman Peter Shirtcliffe said.

Chief Executive Roderick Deane said that despite the flat result, the share repurchase completed last year meant that earnings per share increased 0.9% to
11.8 cents per share. Telecom will pay a second quarter dividend of 11.5 cents per share, up 9.5 percent on last year's second quarter dividend.

                               Earnings Overview
                               -----------------

                           2nd Quarter             Half Year
                      % change     result      % change     result

Earnings per share    + 0.9%     11.8 cents   + 2.7%     22.6 cents
Revenue               + 0.4%     $868.9m      + 1.8%     $1,694.9m
Operating expenses    - 0.4%     $509.6m      + 0.9%     $1,010.6m
Net earnings          - 2.2%     $206.2m      - 0.6%     $396.3m

Dr Deane said that international and national call prices had fallen steeply under the pressure of intense competition, which had stimulated a huge increase in call volumes, despite the static economy.


[TEAM NEW ZEALAND LOGO]                                   [AMERICA'S CUP LOGO]

Telecom is a proud sponsor and official supplier of communications to Team NZ and the America's Cup 2000

                                 Calling Growth
                                 --------------

                                                 2nd Quarter   Half Year
                                                  % change     % change
Local call minutes                                  + 0.8%      + 1.3%
 (excluding uncharged residential)
National call minutes                               + 0.5%      + 0.6%
International Inward call minutes                   + 0.7%      + 4.0%
 (excluding transits)
International Outward call minutes                  + 47.0%     + 36.0%
National 0800 call minutes                          + 18.8%     + 18.6%
Mobile phone calls                                  + 15.0%     + 13.7%

Local (uncharged) call minutes per month per residential line increased 9.1% over the year to 30 Sept 1998.

"Competition has been great for our customers, who are getting excellent value for money. They are making more and longer calls, both voice and Internet data, as they realise how cheap a phone call has become," Dr Deane said.

He said that future growth for Telecom would come from mobile and enhanced services and from the Internet. New Zealanders had shown great enthusiasm for these new and innovative services, demonstrated this quarter by strong growth in mobile phone connections, XTRA Internet subscribers and enhanced services such as Call Minder on their phone line.


                                Customer Growth
                                ---------------

                                Customer          %
                                numbers        change
Fixed access lines              1.856 m        +  2.3%
Mobile phone connections        504,800        + 10.6%
XTRA customers                  139,900        + 94.3%
Call Minder voice-mail boxes    260,400        + 27.6%

Telecom was a company in transition from being a telephone company to an online organisation, he said.

"We are undergoing huge competitive and technological changes, in transition to an online world, where the Internet will dominate. While the transition is hard, the future looks exciting," Dr Deane said.

Mr Shirtcliffe said the transition to an online world offered huge potential to radically change New Zealanders' lifestyles and to greatly improve the economy by removing factors such as distance, cost and small size.

"The move online has the potential to give someone in Taihape or Timaru some of the same opportunities and lifestyle choices as someone living in Auckland," Mr Shirtcliffe said.



For further information please call:
Angus Barclay, Financial Communications Manager
Phone 04-498-9372    Pager 026-103-029    angus.barclay@telecom.co.nz

Recent media releases can be found at the Telecom Home Page which is at
http://www.telecom.co.nz    Click on 'About Telecom' then 'News Booth.'

This media release contains forward looking statements about Telecom and the environment in which the company operates. Because these statements are forward looking, Telecom's actual results could differ materially. The second quarter management commentary and various documents filed with the US Securities & Exchange Commission, including the Annual Report on Form 20-F, contain additional information about matters which could cause Telecom's performance to differ from any of these forward looking statements. Please read this release in the wider context of associated material published by Telecom.

MEDIA RELEASE                       October 6, 1998


                      Southern Cross Cable Network awards
                Alcatel/Fujitsu US$ 800 million supply contract

                  The Southern Cross Cable Network to go ahead

The sponsors of the Southern Cross Cable Network, Telecom New Zealand, Optus, and WorldCom, have awarded the Southern Cross Cable project supply contract to Alcatel and Fujitsu, with Alcatel being the major supplier.

The US$ 800 million contract coincides with the signing today of the Southern Cross sponsors agreement, marking the official commencement of the Southern Cross cable project.

The Southern Cross Cable Network, driven by the huge increase in customer demand for data and Internet services, will be the largest and most direct cable link to the US from Australia and New Zealand.

The network is expected to cost in excess of US$1 billion in total. The 29,000 kilometre high capacity fibre optic submarine cable loop will link New Zealand and Australia with Hawaii, the mainland United States and Fiji.

Initial capacity on the Southern Cross cable network will be 40 gigabits, making it one of the largest systems in commercial operation in the world when it starts carrying traffic in 1999.

Telecom New Zealand Chief Executive Dr Roderick Deane said the cable project was critical to New Zealand's future economic wellbeing in an increasingly global online economy.

"This project is a key part of our strategy to lead the New Zealand economy on-line through the Internet and part of the roll out of our broadband capability for data delivery. New Zealanders are demonstrating an enormous appetite for all of the benefits that telecommunications technology can provide. One of the major reasons is that such technology enables New Zealand to counter the disadvantages of distance that have always bedevilled us."

Optus' Chief Executive, Chris Anderson, said his company's involvement in the Southern Cross project highlights its focus on ensuring quality networks for the future.

"Southern Cross supports our strategy to deliver integrated communications solutions to our customers. Data and Internet services are increasingly a major part of this strategy and for this we need excellent international links.

"The growth in demand not only for telecommunications, but for new services such as Internet, multi-media and compressed TV has been phenomenal. The introduction of new carriers and telecommunications companies in Australia has resulted in further demand for international cable capacity," Mr Anderson said.

Managing Director of WorldCom Australia, Ms Suzanne Campbell said the project was part of WorldCom's strategy to provide customers in the Asia Pacific region with end to end seamless service.

"WorldCom's investment in the Southern Cross Cable Network highlights our commitment to bringing our customers in Australia top end voice, data and Internet services over our own fully-owned end-to-end network. It is a strategy that we are following throughout the world because of the benefits that this brings to customers," Ms Campbell said.

Alcatel's South Asia Pacific President, Mr Ron Spithill, said the emergence of ventures such as Southern Cross was completely changing the face of international connectivity, with competition and the demand for greater data capacity, such as Internet, driving growth.

"The project is a huge boost for our Australian plant at Port Botany where most of the cable will be produced. We will be investing an additional A$25 million to increase significantly the volume of cable produced," Mr Spithill said.

Fujitsu's General Manager of International Telecommunications Business Group, Katsutoshi Tamura said, "It is a great honour for us to be involved in the Southern Cross Cable project and Fujitsu's advanced technology will contribute to a complete ring of digital highway in the Pacific-rim."

A separate project company, Southern Cross Cables Limited (SCCL), has also been established with the signing of a shareholders agreement.

Telecom New Zealand, Optus and WorldCom, are the shareholders in Southern Cross Cable Limited. SCCL will build, own, operate and maintain the network as well as market capacity on the cable.

So far 30 international and Australian-based companies, including phone carriers and Internet Service Providers, have signed up for a share of capacity in the Southern Cross cable.

Southern Cross participants purchase capacity directly from the SCCN. The terms of the agreement enable flexible capacity transfer between carriers and stipulates that one customer cannot restrict the commercial activities of another within SCCN. These provisions ensure SCCN offers fair opportunities to all industry participants who wish to use the system.

Alcatel has commenced production of the high capacity fibre at their Port Botany plant in Sydney, Australia.

The first phase of the Southern Cross Cable Network, linking Australia and New Zealand to the United States is expected to be complete at the end of 1999. The second phase routing the cable back to Australia via Fiji is due for completion in 2000. Once complete, the system will provide network security and redundancy through the completed loop structure.

The cable will link two landing points in Australia, two in New Zealand, two in Hawaii, two in the US and one in Fiji. Work on the marine build component of the project is expected to commence later this year.

Southern Cross which will initially provide 40 gigabits of capacity and can be expanded for future demand. It will be a third generation optical fibre amplified submarine cable system supporting Synchronous Digital Hierarchy transmission and Wave Division Multiplexing (WDM).

In May, Deutsche Bank AG, Barclays Capital and ABN AMRO, were appointed as lead arrangers and underwriters to fund US$900 million of debt for the limited recourse financing of the project. Funding has now been secured.

Glossary of terms

SDH a family of fibre-optic transmissions rates from 51.84Mbps to 13.22Gbps created to provide the flexibility needed to transport many different digital signals with different capacities.

WDM a way increasing the capacity of optical fibre by simultaneously operating at more than one wavelength. Signals can be multiplexed by transmitting at different wavelengths down the same fibre.

                                      Ends

                                                                 6 November 1998


                          TELECOM CHANGES BALANCE DATE

Telecom Group, including parent company Telecom Corporation of New Zealand Limited and all operational and financing subsidiaries, is changing its accounting balance date to 30 June from 31 March.

Telecom will report consolidated earnings results for the current financial year to 31 March 1999, then for a transitional three-month period to 30 June 1999. The first new full financial year will be from 1 July 1999 to 30 June 2000. Telecom will continue to report consolidated earnings results on a quarterly basis.

"Changing the date will enable our planning and budgeting to move as close as possible to the start of the new financial year. This will condense the annual planning and budgeting process by avoiding the Christmas period. Given the increasingly rapid pace at which our industry is changing, we felt it important that we move our accounting balance date as close to the beginning of the new year as possible," Chief Financial Officer Jeff White said.


For further information please call:
Angus Barclay, Financial Communications Manager
Phone 04-498-9372    Pager 026-103-029    angus.barclay@telecom.co.nz

Recent media releases can be found at the Telecom Home Page which is at
http://www.telecom.co.nz   Click on 'About Telecom' then 'News Booth.'